Exhibit 99.1

MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                                PRESS RELEASE
                       MAGNA ANNOUNCES NEW APPOINTMENTS

Monday, April 4, 2005, Aurora, Ontario, Canada -- Magna International Inc. (TSX: MG.SV.A, MG.MV.B; NYSE: MGA) ("Magna") today announced that its Board of Directors has appointed Donald Walker and Siegfried Wolf as Magna's co-Chief Executive Officers. Frank Stronach relinquishes the position of interim Chief Executive Officer that he assumed on a temporary basis following the resignation of Belinda Stronach in January 2004, and remains Chairman of Magna's Board of Directors.
    Mr. Walker, who has been with Magna since 1987, was previously Magna's Chief Executive Officer from November 1994 up until February 2001, when he agreed to lead Intier Automotive Inc., Magna's interiors and closures subsidiary, which went public in August 2001. Magna has now privatized Intier, which became effective yesterday.
    Mr. Wolf has been with Magna since July 1995, and has previously held such positions as President of Magna Europe, President and Chief Executive Officer of Magna Steyr and most recently Executive Vice-Chairman of Magna.
    Manfred Gingl will continue his role as Executive Vice-Chairman, Mark Hogan will remain Magna's worldwide President and Vincent Galifi continues as Chief Financial Officer.
    On behalf of Magna's Board, Mr. Frank Stronach stated: "For the benefit of all stakeholders, Magna must always look for ways to remain competitive on a global basis. Last October, we announced our intention to take private our three public subsidiaries to take advantage of cross-group opportunities and increase Magna's overall competitiveness. With the privatization of Intier which took effect yesterday, we have now completed all three privatizations."
    "Our Board has spent considerable time recently working on management succession planning, and I am very pleased to have Don rejoin the senior management team at Magna that includes, among others, Siegi, Fred, Mark and Vince. With competition and pricing and cost pressures intensifying in the global automotive industry, I believe this strong management partnership is well positioned to lead Magna in its continuing evolution and to protect the decentralized and entrepreneurial culture needed for Magna to remain a leader in the global automotive industry. This culture, combined with the commitment and dedication of our many managers and employees, has been and will remain the cornerstone of Magna's success."

    Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems and lighting components through Decoma International; various engine, transmission and fueling systems and components through Tesma International; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has over 81,000 employees in 223 manufacturing operations and 56 product development and engineering centres in 22 countries.

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: pressure from our customers to reduce our prices; the availability of and increased prices for key commodities; global economic conditions causing decreases in production volumes; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub-suppliers; our dependence on certain customers and vehicle programs; our dependence on outsourcing by automobile manufacturers; pressure from our customers to absorb certain fixed costs; rapid technological and regulatory changes; increased crude oil and energy prices; doing business in foreign countries; fluctuations in relative currency values; unionization activity at our facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: about this press release, please contact
Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at
(905) 726-7100.